Microsoft Word 10.0.2627;_AdHocReviewCycleID-1603517297_EmailSubject13Ds for Electronic Filing_AuthorEmailsharon.mehl@fnbtc.net_AuthorEmailDisplayNameSharon
Mehl_ReviewingToolsShownOnceCUSIP No. 81171710-813D Page 3 of 5 Pages SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO 13d-1 (A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

                     Seacoast Banking Corporation of Florida
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                                (Name of Issuer)

                      Class A Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                   81170710-8
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                                 (CUSIP Number)

        Dale M. Hudson, 192 SE Harbor Point Drive, Stuart, Florida 34996
                             Telephone: 561-288-6085
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 2001
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1(g), check the following box [ ].

     Note: Scheduled filed in paper format shall include an original and five copies of the schedule, including all exhibits. See Rule 13d-1 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
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     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dale M. Hudson
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*

                  Not applicable
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2 (d) OR 2 (e)                                               [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                                      7          SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED                     0
   BY EACH REPORTING PERSON WITH
                                      8          SHARED VOTING POWER
                                                        503,195 (1)

                                      9          SOLE DISPOSITIVE POWER
                                                        0

                                     10         SHARED DISPOSITIVE POWER
                                                        503,195 (1)

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  503,195 (1)   (See Item 5 below)
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.8% (1)
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14       TYPE OF REPORTING PERSON*
                  IN
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The number of shares disclosed in items 7-11 and the percentage in item 13, include shares of Class A Common Stock and shares of Class B Common Stock because the shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time upon request of the holder.

Item 1.           Security and Issuer.

                  This statement relates to shares of the Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), of Seacoast Banking Corporation of Florida, a Florida corporation, (the "Company"). The Company's principal executive offices are located at 815 Colorado Avenue, P. O. Box 9012, Stuart, Florida 34995-9012.

Item 2.           Identity and Background.

                  Mr. Dale M. Hudson currently resides at 192 SE Harbor Point Drive, Stuart, Florida 34996. Mr. Hudson currently serves as Chairman and as a director of the Company, and as director of its subsidiary, First National Bank and Trust Company of the Treasure Coast (the "Bank"). Mr. Hudson has been a director of the Company since 1984 and a director of the Bank since 1976. Mr. Hudson is a citizen of the United States.

                  During the last five years, Mr. Hudson has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.

                  As of December 3, 2001, Mr. Hudson contributed 80,115 shares of Class A Common Stock and 104,999 shares of Class B Common Stock, par value $0.10 per share ("Class B Common Stock"), to Monroe Partners, Ltd., a Florida limited partnership that is a family partnership (the "Partnership"), in exchange for partnership units representing Mr. Hudson's General Partnership interest in the Partnership. The Partnership was formed in 1999 to maintain continuity of control of the Company by Mr. Hudson's family. On December 3, 2001, Mr. Hudson also transferred a total of 1,060 shares of Class A Common Stock to his children. Mr. Hudson disclaims beneficial ownership of the shares held by each of his children, over which he has no voting or dispositive powers.

                  On December 3, 2001, Mr. Hudson's wife, Mary T. Hudson, contributed 27,175 shares of Class A Common Stock and 3,960 shares of Class B Common Stock to the Partnership in exchange for partnership units representing General Partnership interests in the Partnership. For further information regarding the Partnership and the interests of the other partners, see Item 5 below.

                  The shares of Class B Common Stock have 10 votes per share and are convertible into shares of Class A Common Stock at any time at the request of the holder.

                  The Partnership may acquire additional shares of Class A and/or Class B Common Stock from time to time.

Item 5.           Interest in Securities of the Company.

                  Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 358,587 shares of the Class A Common Stock, representing approximately 8.3% of the issued and outstanding shares of the Class A Common Stock. The Partnership holds 317,290 shares of Class A Common Stock and Mr. Hudson shares voting and dispositive powers with the other General Partner, his wife, Mary T. Hudson. Mr. Hudson disclaims beneficial interest in all shares held by the Partnership except to the extent of his partnership interests. The remaining 41,297 shares of Class A Common Stock are held jointly with Mr. Hudson's wife.

                  Under the Commission's rules and regulations, Mr. Hudson, as of the date of this filing, may be deemed to be the beneficial owner of a total of 144,608 shares of the Class B Common Stock, representing approximately 41.3% of issued and outstanding shares of the Class B Common Stock. The Partnership holds 123,959 shares of Class B Common Stock and Mr. Hudson shares voting and dispositve powers with the other General Partner, his wife, Mary T. Hudson. Mr. Hudson disclaims beneficial interest in all shares held by the Partnership except to the extent of his partnership interests. The remaining 20,649 shares of Class A Common Stock are held jointly with Mr. Hudson's wife.

                  As a General Partner of the Partnership, Mr. Hudson shares voting and investment powers with the other General Partner, his wife. The General Partners together have exclusive control of the Partnership, subject to the approval of two-thirds of the Limited Partners, in certain circumstances. Mr. Hudson and his wife are the only Limited Partners at this time. As a result of being a General Partner, Mr. Hudson is deemed to be the beneficial owner of all of the shares held by the Partnership, although, as stated above, he disclaims beneficial ownership in all shares held by the Partnership except to the extent of his partnership interests.

                  Other than the transfers described in Item 4 above, Mr. Hudson has not engaged in any other transactions relating to the Class A or Class B Common Stock during the 60 day period preceding the date of filing this statement.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                  Except as described herein, Mr. Hudson has no contract, arrangement, understanding or relationship with an other person with respect to shares of Class A or Class B Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                  Mr. Hudson and his wife contemplate that they will transfer their Limited Partnership interests in the Partnership from time to time to trusts for the benefit of their family members, thereby transferring indirect, beneficial interest in the shares of the Company held by the Partnership.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                December 31, 2001
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                                      Date

                               /s/ Dale M. Hudson
            ---------------------------------------------------------
                                    Signature

                            Dale M. Hudson/ Chairman
            ---------------------------------------------------------
                                   Name/ Title


                Attention: International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)